[redacted]

06050716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC MAIL PROCESSING SECTION
RECEIVED
DEC 22 2006
WASH. D.C. 210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 (MM/DD/YY) AND ENDING 10/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitzel Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Embassy West Drive, Suite 100
(No. and Street)

Dubuque	IA	52002-2259
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Weitzel — (563) 583-6020 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Avenue, Suite 100	Dubuque	IA	52002-2639
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Weitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitzel Financial Services, as of October 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal • IOWA
Commission Number 120767
My Commission Expires 7-13-07

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exempt under 15c3-3(k)(1)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements

October 31, 2006

Table of Contents — *Page(s)*

EideBailly.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying statement of financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2006, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
November 17, 2006

Weitzel Financial Services, Inc.
Statement of Financial Condition
October 31, 2006

ASSETS		
Current Assets		
Cash	$	61,584
Commissions Receivable		6,897
Prepaid Taxes		527
Total Current Assets		69,008
Noncurrent Assets		
Equipment		121,328
Intangibles		17,000
Less: Accumulated Depreciation and Amortization		(49,194)
Net Noncurrent Assets		89,134
Total Assets	$	158,142
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Commissions Payable	$	3,073
Accrued Payroll		5,782
Total Current Liabilities		8,855
Deferred Income Taxes		5,605
Total Liabilities		14,460
Stockholders' Equity		
Common Stock, $10 Par Value		
Authorized 1,000,000 Shares		
Issued 2,000 Shares		20,000
Additional Paid-In Capital		46,192
Retained Earnings		77,490
Total Stockholders' Equity		143,682
Total Liabilities and Stockholders' Equity	$	158,142

See Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Income
Year Ended October 31, 2006

Revenue	
Commissions	$ 534,369
Interest Income	233
Total Revenue	534,602
Operating Expenses	
Wages	224,207
Commissions	162,591
Pension Expense	31,135
Payroll Taxes	12,881
Seminars and Educational	80
Office Supplies	6,737
Telephone	3,799
Utilities	1,771
Repairs and Maintenance	2,714
Postage	2,683
Insurance and Bonding	13,802
Licenses and Fees	4,162
Advertising	2,689
Professional Fees	9,347
Meals and Entertainment	423
Vehicle Expense	2,119
Rent	17,577
Property Tax	3,551
Depreciation	17,919
Amortization	1,282
Total Operating Expenses	521,469
Income Before Income Taxes	13,133
Income Taxes	(2,286)
Net Income	$ 10,847

See Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Stockholders' Equity
Year Ended October 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - October 31, 2005	$ 20,000	$ 46,192	$ 66,643	$ 132,835
Net Income	-	-	10,847	10,847
Balance - October 31, 2006	$ 20,000	$ 46,192	$ 77,490	$ 143,682

See Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Cash Flows
Year Ended October 31, 2006

Operating Activities		
Net Income	$	10,847
Charges to Net Income not Affecting Cash		
Depreciation and Amortization		19,201
Deferred Income Taxes		2,010
Changes in Assets and Liabilities		
Commissions Receivable		730
Prepaid Taxes		157
Commissions Payable		836
Accrued Expenses		(35,346)
Net Cash Provided by Operating Activities		(1,565)
Investing Activity		
Equipment Purchases		(22,184)
Net Decrease in Cash		(23,749)
Cash at Beginning of Year		85,333
Cash at End of Year	$	61,584

See Notes to Financial Statements

Weitzel Financial Services, Inc.

Notes to Financial Statements

NOTE 1. Principal Activity and Significant Accounting Policies

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company limits its activity to selling mutual funds, insurance, annuities, and variable annuities.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to make payments out directly to the fund into which the customer is investing.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. Weitzel Financial Services, Inc. operates in the northeastern Iowa, southeastern Wisconsin, and northwestern Illinois areas. Due to this, the Company's operations are dependent upon this region's economic condition.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Intangible Assets

Intangible assets are carried at cost. Amortization is computed using the straight-line method over a period of fifteen years.

Weitzel Financial Services, Inc.

Notes to Financial Statements

NOTE 1. Principal Activity and Significant Accounting Policies (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of equipment for financial and income tax reporting and any operating loss carryforward. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are uncollateralized obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy.

NOTE 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of October 31, 2006, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net Capital Ratio	.16/1
Net Capital	$ 54,021
Net Capital Requirement	$ 5,000

NOTE 2. Net Capital Requirements (Continued)

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3. Reserve Requirements

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4. Income Taxes

The net deferred tax liability consists of the following components as of October 31, 2006:

Deferred tax liability – equipment	$ 5,605

The components giving rise to the net deferred tax asset (liability) described above have been included in the accompanying statement of financial condition as of October 31, 2006, as follows:

Noncurrent liabilities	$ 5,605

The provision for income taxes charged to income for the year ended October 31, 2006, consists of the following:

Deferred tax provision	$ 2,129
Currently paid or payable	157
	$ 2,286

NOTE 5. Operating Leases

The Company is committed to a 60-month lease for office space, effective September 29, 2002, through September 30, 2007. The future minimum rentals due are as follows:

Year Ending October 31,	
2007	$ 18,139

Total lease expense for the year ended October 31, 2006, was $17,577.

NOTE 6. Pension Plan

The Company contributes up to 25% of eligible wages under a simplified employee pension plan to the individual retirement accounts of its eligible employees. The employee must be twenty-one years of age, be employed three of the last five calendar years, and earn at least $400 annually (subject to inflation). Pension expense was $31,135 for the year ended October 31, 2006.

NOTE 7. Intangible Asset

The company has recorded an intangible asset for a client list purchased from a former broker.

Cost of client list	$ 17,000
Less accumulated amortization	(4,911)
Unamortized cost at October 31, 2006	$ 12,089

Weitzel Financial Services, Inc.

Notes to Financial Statements

NOTE 7. Intangible Asset (Continued)

Amortization expense for the year ended October 31, 2006, was $1,133.

Amortization expense for succeeding years is as follows:

Year Ending October 31,	
2007	$ 1,133
2008	1,133
2009	1,133
2010	1,133
2011	1,133
Thereafter	6,424
	$ 12,089

Supplementary Information

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying financial statements of **Weitzel Financial Services, Inc.**, as of and for the year ended October 31, 2006, and have issued our report thereon dated November 17, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
November 17, 2006

PEOPLE. PRINCIPLES. POSSIBILITIES.
www.eidebailly.com
3999 Pennsylvania Ave., Ste. 100 ▮ Dubuque, Iowa 52002-2273 ▮ Phone 563.556.1790 ▮ Fax 563.557.7842 ▮ EOE

Weitzel Financial Services, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
October 31, 2006

NET CAPITAL

Total Stockholders' Equity from the Statement of Financial Condition	$	143,682
Deductions		
Equipment		(89,134)
Prepaid and Deferred Income Taxes		(527)
Net Capital before Haircuts		54,021
Haircuts on Marketable Securities		-----
Net Capital	$	54,021

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required – Higher of 6 2/3% times Aggregate Indebtedness or $5,000	$	5,000

AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness included in the Statement of Financial Condition	$	8,855
Ratio of Aggregate Indebtedness to Net Capital		.16/1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Part IIA of Form X-17A-5, as originally filed	$	53,921
Adjustment for Prepaid Income Taxes		100
Net Capital as adjusted	$	54,021

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of **Weitzel Financial Services, Inc.**, (the Company) for the year ended October 31, 2006, we considered its internal control, including control activities for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3999 Pennsylvania Ave., Ste. 100 | Dubuque, Iowa 52002-2273 | Phone 563.556.1790 | Fax 563.557.7842 | EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
November 17, 2006